Mail Stop 0308


      April 15, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. R. Edward Anderson
Chief Executive Officer
Citi Trends, Inc.
102 Fahm Street
Savannah, Georgia 31401

      Re:	Citi Trends, Inc.
      Amendment No. 1 to Registration Statement on Form S-1
      Filed April 7, 2005
      File No. 333-123028

Dear Mr. Anderson:

      We have reviewed the document listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to our prior comment 3. In the supplemental information you provided, you state that you offer 20% to 60% discounts on the same merchandise as department and specialty stores because department and specialty stores offer their merchandise at the manufacturer`s suggested retail price. Therefore, please provide a basis for your belief that specialty and department stores offer their products for the manufacturer`s suggested retail price, or consider revising your document to state that you offer nationally recognized branded merchandise at 20% to 60% discounts off the manufacturer`s suggested retail price.

Risk Factors, page 6
2. We note your response to our prior comment 7. In your third risk factor on page 7 and your first full risk factor on page 9, please consider either removing the bullet point elements of these subsections or discussing how each of these elements is a risk to your business.

We depend on the experience and expertise of our senior management team..., page 11
3. We note your response to our prior comment 10. Please consider separating this risk factor into two risk factors. One risk factor should discuss your dependence on your two key employees, R. Edward
Anderson and George Bellino, and the other factor should discuss the risks relating to your high employee turnover rates.

Use of Proceeds, page 17
4. We note your response to our prior comment 13. Please estimate your outstanding indebtedness under your revolving lines of credit that you will have to pay the Bank of America and Congress Financial.
If you are unable to estimate the amounts you owe on your revolving lines of credit, please disclose this in your document. Further, please tell us if your $1.6 million debt to the National Bank of Commerce was incurred within the last year. If so, please describe the use of the proceeds of this indebtedness for anything other than short-term borrowings used for working capital. See Instruction 4 to
Item 504 of Regulation S-K.

Selected Financial and Operating Data, page 20

5. We note your response to our prior comment 16. Please include your "net income per common share" and "weighted average share" in this section.

6. We note your response to our prior comment 17. However, it does not appear that you show mandatorily redeemable preferred stock as a liability in the years prior to the reclassification. Please revise or advise.

7. Please expand your disclosures relating to store operating profit to indicate the nature of the expenses included in store operating expenses.

Overview, page 22
8. We note your response to our prior comment 23. Please disclose the injunctive order imposed by the U.S. Court of International
Trade
stopping the U.S. government from instituting safeguard measures on twelve categories of textiles and apparel.

Quarterly Results of Operations, page 26

9. We note your response to our prior comment 25. Please add per share data to your quarterly results of operations as required by
Item 302(a)(1) of Regulation S-K.

Liquidity and Capital Resources, page 27

10. In your description of the change in net cash provided by operating activities for fiscal 2004 as compared to fiscal 2003, please discuss all material factors contributing to the increase. For example, we note that you discuss the increase in net income as a primary factor, but also discuss other significant factors such as the change in inventory, change in accounts payable, and change in accrued expenses and accrued compensation.

Growth Strategy, page 35
11. We note your response to our prior comment 32. Please include the definitions in your response to us in your registration statement.

Legal Proceedings, page 41
12. We note your response to prior comment 40. Please identify the parties to the litigation. See Item 103 of Regulation S-K.

Executive Officers and Directors, page 42
13. We note your response to our prior comment 42. Please disclose the positions held by Mr. Goff as an employee of Hampshire. See
Item 401(e) of Regulation S-K.

Board of Directors Composition After the Offering, page 43
14. We note your response to our prior comment 44. Please disclose in your registration statement that your three independent directors will be John Lupo, Tracy Noll, and the director nominee.

Director Compensation, page 46
15. We note your response to our prior comment 45. Please disclose the amount of options and the exercise price you anticipate giving your independent directors in the future. See Item 402(g) of Regulation S-K.

Lock-Up Agreements, page 62
16. We note your response to our prior comment 49. Please include your response to us in your registration statement.


Financial Statements

Note 2, Summary of Significant Accounting Policies, page F-7

17. We note your response to our prior comment 54. It does not appear that you revised your Management`s Discussion and Analysis section concerning handling and distribution costs as indicated in your response. Also, in your Management`s Discussion and Analysis section, please disclose that your gross margins may not be comparable to others since some entities include the costs related to their distribution network in cost of goods sold, and others, like you, exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general, and administrative expenses. Further, as previously requested, please disclose the amounts excluded from cost of sales for each period presented.

Note 8, Stockholders` Equity, page F-15

18. Please expand your disclosure to include, for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. Please indicate whether the valuation you used to determine the fair value was contemporaneous or respective. In addition, please expand your Management`s Discussion and Analysis section to disclose the intrinsic value of outstanding options, vested and unvested, based on the estimated initial public offering price. Further, please discuss the factors, assumptions, and methodologies you used in determining fair value and the factors contributing to the difference between the fair value as of the date of each grant and the estimated initial public offering price. Please, indicate the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.


*	*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact David Irving, Staff Accountant, at (202)
942-
1920 or Donna DiSilvio, Senior Accountant, at (202) 942-1852, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at
(202) 824-5505, Ellie Quarles, Special Counsel, at (202) 942-1859,
or
me at (202) 942-1900 with any other questions.

Sincerely,



H. Christopher Owings
      Assistant Director


cc:	Brian Brennan, Esq.
	Paul, Hastings, Janofsky & Walker LLP
	Via Fax: (212) 230-7736

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Citi Trends, Inc.
April 15, 2005
Page 1